SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2016
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                  Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                    No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2016, incorporated by reference herein:
Exhibit
99.1 Release dated February 16, 2016, entitled “REPORT TO SHAREHOLDERS FOR THE
SIX MONTHS ENDED 31 DECEMBER 2015”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 16, 2016 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

REPORT TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2015
KEY FEATURES
• Gold production down 1% to 72 436oz
• All-in sustaining costs down 8% to US$1 104/oz
• Operating proﬁt up 1% to R165.9 million
• Headline earnings of 2.6cps, up from a headline loss of 0.3cps
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the company” or “the Group”)
REVIEW OF OPERATIONS
Six months to
Six months to
Group
31 Dec 2015
31 Dec 2014 % change
(1)
Gold production
oz
72 436
73 015 (1)
kg
2 253
2 271 (1)
Gold sold
oz
73 882
74 301 (1)
kg
2 298
2 311 (1)
Cash operating costs
US$ per oz
982
1 048 (6)
R per kg
  429 271
 370 101  16
All-in sustaining costs
US$ per oz
1 104
1 194 (8)
R per kg
  481 878
  421 497   14
Average gold price received
US$ per oz
 1 123
  1 244  (10)
R per kg
  491 993
  439 418   12
Operating proﬁt
R million
165.9
  164.1   1
Operating margin
%
 14.7
  16.2  (9)
All-in sustaining costs margin
%
2.1
  4.1   (49)
Headline earnings/(loss)
R million
10.9
  (1.0)    1 190
R cents per share (cps)
2.6
  (0.3)    967
(1)
% change is rounded to the nearest percent and is based on the rounded amounts as presented which are rounded to the nearest hundred thousand rand.
Rounding of ﬁgures may result in computational discrepancies.

DRDGOLD LIMITED

DRDGOLD LIMITED
2
Dear shareholder
This commentary is my ﬁrst since the board’s decision in October
2015 to report our operating and ﬁnancial results on a six-monthly rather than on a quarterly basis. My commentary below, therefore, compares our performance for the six months ended 31 December
2015 to the six months ended 31 December 2014.
Key priorities for us in the period under review were to get the
Van Dyk reclamation site to full capacity; to add ﬁve carbon in leach (CIL) tanks to Ergo’s lower grade CIL circuit to increase volume capacity by 300 000t; to complete the conversion of that plant’s high grade leach circuit from carbon in pulp (CIP) to CIL; and to establish a higher throughput proﬁle in order to offset the lower grade proﬁle of the new Knights reclamation site.
These we managed to do, and despite lower gold production from
Knights due to unscheduled maintenance and inventory build-up at both the low and high grade CIL circuits at Ergo following the aforementioned commissioning and changeover, gold production remained ﬂat.
Reﬂecting on the performance of the Ergo plant, following completion of the ﬂotation ﬁne-grind (FFG) circuit, the desired 0.03g/t drop in residue grade is being achieved and, with the circuits in steady state, production increased towards the latter half of the reporting period.
Our cash position remains favourable – we ended June 2015 with
R324 million in cash. During the reporting period we repaid the last of the DMTS notes of R22.5 million, paid a cash dividend of
R42.2 million, invested R60.3 million in additions to property, plant and equipment and bought back 3.2 million shares at just over
R2 per share. We ﬁnished the period with R254 million in cash and cash equivalents with operations contributing cash ﬂows before working capital charges of R112 million. Our cash balance increased by a further R29.5 million during the course of January after receipt of the late VAT re-imbursement.
We informed the market in August 2015 that we were not
distributing our entire free cash balance net of our customary cash buffer. We had just started the change-over to CIL in the high grade circuit. Inventory build-up had not quite settled and Knights was in the process of closing out the Cason site and settling into the new 4A6 dump. We also thought that the share price was low and that conditions were favourable for a share buy-back. The settling of the operating performance of the plants, the repayment of the majority of the outstanding VAT claim and the strong, positive swing in the gold price in January 2016 placed us in a very favourable cash position at the time of writing this letter. Hence the board, in line with what we set out to do, has declared an interim dividend, as detailed below.
I now address in greater detail the operational and ﬁnancial performance of the business.
SIX MONTHS ENDED 31 DECEMBER
2015 VS SIX MONTHS ENDED
31 DECEMBER 2014
OPERATIONAL REVIEW
Gold production was 1% lower at 72 436oz, as a result of a reduction in overall head grade as well as lost production due to unscheduled maintenance at the Knights plant, the impact of both being largely offset by an 11% increase in throughput to 12 835 000 metric tonnes.
These operational performance ﬁgures demonstrate how the impact of the lower overall head grade was offset by the successful integration of the high grade and low grade sections of the Ergo plant. This follows the conversion of the high grade section to the CIL process and the aforementioned increase in the treatment capacity of the low grade section, despite some lag caused by inventory build-up. Operational disruption as a result of summer rainfall was negligible and power disruptions were few and mainly related to storm conditions.
Gold sold was 1% lower at 73 882oz, in line with lower gold
production.
Cash operating costs were 16% higher at R429 271/kg. This was attributed to a combination of factors, namely: the decrease in yield requiring more material to be processed by the plant to produce the same amount of gold, and lower production from Knights following unscheduled maintenance; increases in wages averaging 9%; an
8% increase in the cost of power; and the higher cost of various consumables such as water and reagents.
Notwithstanding the relentless march of inﬂation, driven by Rand weakness, the overall cost increase of consumables was contained to an average of below 5%. All-in sustaining costs (AISC) increased by 14% to R481 878 per kilogram. The increase is mainly due to the aforementioned 16% increase in cash operating costs per kilogram, partially offset by a decrease in items such as gold in process and environmental provisions.
FINANCIAL REVIEW
Revenue increased by 11% to R1 130.6 million, due mainly to a
12% increase in the average Rand gold price received to R491 993 per kilogram, buffering the impact of lower gold production.
After accounting for a 15% increase in total cash operating costs, operating proﬁt was 1% higher at R165.9 million.
SHAREHOLDER INFORMATION
Issued capital
430 883 767 ordinary no par value shares (30 June 2015: 430 883 767)
9 361 071 treasury shares held within the Group (30 June 2015: 6 155 559)
5 000 000 cumulative preference shares (30 June 2015: 5 000 000)
431 651 117 total ordinary no par value shares issued and committed
(30 June 2015: 431 651 117)
MARKET CAPITALISATION
As at 31 Dec 2015
(Rm)
1 124.6
As at 31 Dec 2015
(US$m)
68.9
As at 30 Jun 2015
(Rm)
1 008.3
As at 30 Jun 2015
(US$m)
79.7
STOCK TRADED
JSE NYSE
(1)
Average volume for the period per day (’000) 1 044 1 324
Price
• High R2.70 $0.187
• Low R1.49 $0.110
• Close R2.61 $0.160
(1)
This data represents per share data and not ADS data – one ADS reﬂects 10 ordinary shares.

REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2015
The operating margin declined slightly from 16.2% to 14.7%, a result of the 16% increase in the operating cost per kilogram discussed above outpacing the 12% increase in gold price received per
kilogram. The AISC margin declined from 4.1% to 2.1%, a result of the 14% increase in the AISC per kilogram as discussed above being more than the 12% increase in the gold price received per kilogram.
Headline earnings were R10.9 million compared with a R1.0 million headline loss, equivalent to 2.6 South African (SA) cents per share
(compared to a headline loss of 0.3 SA cents per share). The increase in the headline earnings is due mainly to the decrease in the depreciation charge as a result of the increase in the life of mine effective from
1 July 2015 as well as the decrease in retrenchment costs.
SUSTAINABLE DEVELOPMENT
The construction of a school administration block at the Palesa
Primary School in Meadowlands, Soweto at a cost of R1.5 million was completed and handed over to the administrators of the school.
The construction of a school library at the Dromedaries Primary
School in Reiger Park is approaching completion at an estimated
ﬁnal cost of R1 million.
Our total environmental expenditure for the six months under review was R18.1 million.
Notwithstanding the severe drought conditions for much of the reporting period, dust exceedances were contained to 23 out of a total of 674 measurements (3.4%). This was attributable largely to our ongoing vegetation programme. In the six-month period ended
31 December 2015, 12ha were vegetated on the western slope of
GMTS, which forms part of the Crown Tailings Complex.
Approximately six megalitres of treated sewage water a day are now being delivered into our closed water circuit by our new Rondebult water sewage plant. To further reduce our dependence on potable water sources we continue to engage with local authorities to increase our use of treated sewage water.
DIVIDEND
The DRDGOLD board has declared an interim dividend of 12 SA
cents per ordinary share for the six months ended 31 December
2015 as follows:
• the dividend has been declared out of income reserves;
• the local Dividends Tax rate is 15% (ﬁfteen per cent);
• the gross local dividend amount is 12 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
• the net local dividend amount is 10.2 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
• DRDGOLD currently has 430 883 767 ordinary shares in issue
(which includes 9 361 071 treasury shares); and
• DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
• Last date to trade ordinary shares cum dividend: Friday 11 March 2016
• Ordinary shares trade ex-dividend: Monday 14 March 2016
• Record date: Friday 18 March 2016
• Payment date: Tuesday 22 March 2016
On payment date, dividends due to holders of certiﬁcated securities on the SA share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between Monday
14 March 2016 and Friday 18 March 2016, both days inclusive, no transfers between SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom registers will be Tuesday 22 March 2016.
To holders of American Depositary Shares (ADS):
• Each ADS represents 10 ordinary shares:
• ADSs trade ex-dividend on NYSE: Wednesday 16 March 2016
• Record date: Friday 18 March 2016
• Approximate date of currency conversion: Thursday 24 March 2016
• Approximate payment date of dividend: Tuesday 29 March 2016
Assuming an exchange rate of R16/$1, the dividend payable on an
ADS is equivalent to 6.4 US cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
CORPORATE ACTIVITY
The company secretary resigned with effect from 31 December 2015.
LOOKING AHEAD
The recent improvements in metallurgical efﬁciency have reduced our operational risk with throughput risk now the most likely factor to impact production. Therefore we will continue initiatives to manage this risk through improvements to management systems
and planned maintenance.
We have a substantial gold resource that offers signiﬁcant
opportunity at various headgrade and volume conﬁgurations. We are studying the feasibility of these scenarios with a view to growing our reserves and extending our operation’s life of mine.
With the capital infrastructure needed to achieve our current life of mine now established, and with production trending to a stable state, we are favourably positioned to take advantage of the record high
Rand gold price. The interim dividend re-afﬁrms our commitment to distribute surplus cash to our shareholders.
Niël Pretorius
Chief Executive Ofﬁcer
16 February 2016

DRDGOLD LIMITED

REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2015
CONDENSED CONSOLIDATED INTERIM
Statement of Proﬁt or Loss and Other Comprehensive Income
Six months to
Six months to
31 Dec 2015
31 Dec 2014
Rm
Rm
Notes
Unaudited
Unaudited
Revenue
 1 130.6
1 015.5
Cost of sales 2
(1 066.6)
(966.9)
Gross proﬁt from operating activities
64.0
48.6
Impairments
–
(9.4)
Administration expenses and general costs
(29.3)
(20.4)
Results from operating activities
34.7
18.8
Finance income
16.1
11.9
Finance expenses
(23.7)
(25.7)
Proﬁt before tax
27.1
5.0
Income tax
(9.0)
(7.8)
Proﬁt/(loss) for the period
18.1
(2.8)
Attributable to:
Equity owners of the parent
18.1
(2.3)
Non-controlling interest
–
(0.5)
Proﬁt/(loss) for the period
18.1
(2.8)
Other comprehensive income
Items that are or may be reclassiﬁed to proﬁt or loss, net of tax
Fair value adjustment of available-for-sale investments
8.4
–
Total comprehensive income for the period
26.5
(2.8)
Attributable to:
Equity owners of the parent
26.5
(2.3)
Non-controlling interest
–
(0.5)
Total comprehensive income for the period
26.5
(2.8)
Reconciliation of headline earnings/(loss)
Proﬁt/(loss) for the period
18.1
(2.3)
Adjusted for:
Impairments
–
9.4
Proﬁt on disposal of property, plant and equipment
(9.0)
(10.8)
Non-controlling interest in headline earnings adjustment
–
2.8
Income tax thereon
1.8
(0.1)
Headline earnings/(loss)
10.9
(1.0)
Earnings/(loss) per share
(1)
4.3
(0.6)
Headline earnings/(loss) per share
(1)
2.6
(0.3)
Diluted earnings/(loss) per share
(1)
4.3
(0.6)
Diluted headline earnings/(loss) per share
(1)
2.6
(0.3)
Calculated on the weighted average ordinary shares issued of:
   423 455 750
  379 228 208
(1)
All per share ﬁnancial information is presented in South African cents per share (cps) and is rounded to the nearest decimal point based on the results as presented which are rounded to the nearest hundred thousand Rand.
The accompanying notes are an integral part of the condensed consolidated interim ﬁnancial statements.

DRDGOLD LIMITED

CONDENSED CONSOLIDATED INTERIM
Statement of ﬁnancial position
 As at 31 Dec 2015
As at 30 Jun 2015
Rm
Rm
Notes
Unaudited
Audited
Assets
Non-current assets
1 876.0
1 894.1
Property, plant and equipment
1 665.3
1 698.8
Non-current Investments and other assets
210.1
194.1
Deferred tax asset
0.6
1.2
Current assets
584.4
609.0
Inventories
173.5
168.7
Trade and other receivables 7
135.8
93.3
Current tax asset
11.7
13.2
Cash and cash equivalents 3
253.8
324.4
Assets held-for-sale 6
9.6
9.4
Total assets
  2 460.4
  2 503.1
Equity and liabilities
Equity
1 507.7
  1 529.9
Non-current liabilities
682.9
669.5
Provision for environmental rehabilitation
499.0
493.3
Post-retirement and other employee beneﬁts
10.4
9.2
Deferred tax liability
155.5
147.8
Finance lease obligation
18.0
19.2
Current liabilities
269.8
303.7
Trade and other payables
247.8
258.4
Post-retirement and other employee beneﬁts
1.7
2.6
Loans and borrowings 4
–
23.1
Finance lease obligation
2.2
2.0
Liabilities held-for-sale 6
18.1
17.6
Total liabilities
952.7
973.2
Total equity and liabilities
  2 460.4
  2 503.1
CONDENSED CONSOLIDATED INTERIM
Statement of changes in equity
Six months to
  Six months to
31 Dec 2015
 31 Dec 2014
Rm
Rm
Unaudited
Unaudited
Balance at the beginning of the period
1 529.9
 1 481.2
Total comprehensive income
Proﬁt/(loss) for the period
18.1
(2.8)
Fair-value adjustment on available-for-sale investments
8.4
–
Transactions with the owners of the parent
Dividends on ordinary share capital
(42.2)
(7.6)
Treasury shares acquired
(6.5)
–
Share-based payments
–
0.2
Balance as at the end of the period
  1 507.7
  1 471.0
The accompanying notes are an integral part of the condensed consolidated interim ﬁnancial statements.

REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2015
CONDENSED CONSOLIDATED INTERIM
Statement of cash ﬂows
Six months to
Six months to
31 Dec 2015
31 Dec 2014
Rm
Rm
Notes
Unaudited
Unaudited
Net cash inﬂow from operations
68.7
137.5
Cash ﬂows from operations
61.5
133.9
Interest received
9.6
7.2
Interest paid
(2.8)
(4.3)
Tax received
0.4
0.7
Net cash outﬂow from investing activities
(67.1)
(23.2)
Additions to property, plant and equipment
(60.3)
(29.3)
Environmental rehabilitation payments
(6.1)
(8.5)
Other
(0.7)
14.6
Net cash outﬂow from ﬁnancing activities
(72.2)
(80.9)
Loans and other borrowings
(23.5)
(73.3)
Treasury shares acquired
(6.5)
–
Dividends paid to owners of the parent
(42.2)
(7.6)
(Decrease)/increase in cash and cash equivalents
(70.6)
33.4
Opening cash and cash equivalents
324.4
 208.9
Closing cash and cash equivalents
253.8
242.3
Reconciliation of cash ﬂows from operations
Proﬁt before tax
27.1
5.0
Adjusted for:
Depreciation and impairment
2
83.8
98.3
Movement in gold in process
(2.4)
10.9
Movement in provision for environmental rehabilitation
0.9
4.0
Proﬁt on disposal of property, plant and equipment
(9.0)
(10.8)
Share-based payments
4.0
0.4
Finance income
(16.1)
(11.9)
Finance expenses
23.7
25.7
Other non-cash items
–
(2.4)
Working capital changes
(50.5)
14.7
Change in trade and other receivables 7
(34.1)
16.5
Change in inventories
(2.4)
(0.8)
Change in trade and other payables
(14.0)
(1.0)
Cash ﬂows from operations
61.5
133.9
The accompanying notes are an integral part of the condensed consolidated interim ﬁnancial statements.

DRDGOLD LIMITED

REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2015
Notes to the condensed consolidated
interim ﬁnancial statements
1. BASIS OF PREPARATION
The condensed consolidated interim ﬁnancial statements are
prepared in accordance with the requirements of the JSE Limited
Listings Requirements for interim reports and the requirements of the Companies Act of South Africa. The Listings Requirements require interim reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of
International Financial Reporting Standards (IFRS) and the SAICA
Financial Reporting Guides as issued by the Accounting Practices
Committee and Financial Pronouncements as issued by Financial
Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.
The accounting policies applied in the preparation of the condensed consolidated interim ﬁnancial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual ﬁnancial statements.
The condensed consolidated interim ﬁnancial statements of
DRDGOLD Limited for the six months ended 31 December 2015
have not been reviewed by an independent auditor.
These condensed consolidated interim ﬁnancial statements for the six months ended 31 December 2015 have been prepared under
the supervision of DRDGOLD’s Chief Financial Ofﬁcer, Mr AJ Davel
CA(SA). The condensed consolidated interim ﬁnancial statements were authorised for issue by the directors on 12 February 2016.
In line with the change in the reporting cycle from quarterly to bi-annual reporting, management reconsidered the level of aggregation of ﬁnancial information to improve alignment with the bi-annual reporting cycle.
2. CHANGE IN ESTIMATE
The total units of production planned to be mined by Ergo increased effective on 1 July 2015 under its amended life of mine plan.
As a result, the depreciation recognised for the six months ended
31 December 2015 under the amended life of mine was R17 million lower in comparison with the previously effective life of mine.
3. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of
R14.7 million (30 June 2015: R13.9 million) in the form of guarantees and R28.9 million (30 June 2015: R11.4 million) relating to cash held in escrow relating to the electricity dispute with Ekurhuleni
Metropolitan Municipality discussed under Note 5.
4. LOANS AND BORROWINGS
The remaining unsecured notes outstanding as at 30 June 2015 amounting to R22.5 million were redeemed on 3 July 2015.
5. CONTINGENT LIABILITY: EKURHULENI METROPOLITAN
MUNICIPALITY ELECTRICITY DISPUTE
In December 2014, an application (in the South Gauteng High
Court) was ﬁled and served on inter alia the Ekurhuleni Metropolitan
Municipality (Municipality) and Eskom Holdings SOC Limited
(Eskom) in terms of which Ergo Mining Proprietary Limited (Ergo)
contends, amongst other things, that the Municipality does not
“supply” electricity to Ergo from a “supply main” as contemplated in the Municipality’s Electricity By-Laws of 2002. The Municipality is not
licensed to supply electricity to Ergo in terms of the Municipality’s
Temporary Distribution Licence. The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40%
(forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaﬂex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption therefore as determined by Eskom on a monthly basis. The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the bona ﬁde and reasonable belief that the
Municipality was competent to supply electricity to it.
Subsequent to December 2014, up to 31 December 2015, the
Municipality has invoiced Ergo for approximately R34.3 million in surcharges of which R28.9 million has been paid into an attorney’s trust account at 31 December 2015 pending the ﬁnal determination of the dispute. A court date has been set for March 2016.
6. ASSETS AND LIABILITIES HELD FOR SALE
All regulatory approvals required for this disposal have now been obtained, with the exception of the approval required under
Section 11 of the Mineral and Petroleum Resource Development
Act. Management has taken timely action and expects that this last outstanding regulatory approval will be obtained in due course.
DRDGOLD has received a request from the purchaser to restructure payment terms. Management will engage with the purchaser in due course to consider the restructure of payment terms in support of the timely conclusion of the disposal.
7. SUBSEQUENT EVENTS
A VAT refund of R29.5 million, contrary to the ordinary VAT cycle, included in Trade and other receivables, was received in January 2016.
8. OPERATING SEGMENTS
The following summary describes the operations in the Group’s reportable operating segment:
–
Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business
district as well as the East and Central Rand goldﬁelds. The operation comprises four plants. Ergo and Knights continue to operate as metallurgical plants but Crown and City Deep have been converted to pump/milling stations.
–
Corporate ofﬁce and other reconciling items are taken into
consideration in the strategic decision-making process of the chief operating decision-maker (CODM) and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

DRDGOLD LIMITED

The reportable segments, as described below, are the Group’s strategic divisions. The strategic divisions reﬂect different operational locations reported on separately to the executive committee (CODM). The Group’s revenue stream consists of the sale of gold bullion.
Six months to 31 Dec 2015
Six months to 31 Dec 2014
Ergo
Corporate
ofﬁce
and other
reconciling
items
Total
 Ergo
Corporate
ofﬁce
and other
reconciling
items Total
R’000
R’000
R’000
 R’000 R’000 R’000
Revenue
 1 130.6
–
 1 130.6
  1 015.5 – 1 015.5
Cash operating costs
(967.1)
–
(967.1)
  (840.5) – (840.5)
Movement in gold in process
2.4                       –
2.4
 (10.9) – (10.9)
Operating proﬁt
165.9                        –
165.9
 164.1                       – 164.1
Administration expenses and general
costs
(2.4)
(36.2)
(38.6)
(1.6) (29.6) (31.2)
Finance income
0.8                   8.2                     9.0                    0.6                    5.5                   6.1
Finance expenses
(2.1)
–
(2.1)
(1.9) (4.4) (6.3)
Retrenchment costs
–
–
–
(2.3) (4.0) (6.3)
Income tax
(1)
(0.6)
–
(0.6)
  (0.6) (3.3) (3.9)
Working proﬁt/(loss) before capital
expenditure
161.6
(28.0)
133.6                   158.3
(35.8) 122.5
Additions to property, plant and
equipment
(60.5)
–
(60.5)
  (50.9) (0.1) (51.0)
Additions to listed investments
–
  (1.3)
(1.3)
 – – –
Working proﬁt/(loss) after capital
expenditure and additions
101.1                  (29.3)
71.8                  107.4
(35.9) 71.5
(1)
Income tax excludes deferred tax.
Reconciliation of proﬁt/(loss)
for the period
Working proﬁt/(loss) before capital
expenditure
161.6
(28.0)
133.6                  158.3
(35.8) 122.5
– Depreciation
(83.7)
–
(83.7)
(88.2) (0.7) (88.9)
– Movement in provision for
environmental rehabilitation
(1.1)
0.2
(0.9)
(3.2) (0.8) (4.0)
– Impairments
–
–
–
– (9.4) (9.4)
– Growth in environmental rehabilitation
trust funds and reimbursive right
5.0                    2.1                    7.1                  4.2                    1.6                    5.8
– Proﬁt on disposal of property, plant
and equipment
9.0                       –
9.0                       –
10.8                  10.8
– Unwinding of provision for
environmental rehabilitation
(20.7)
(0.8)
(21.5)
(18.6) (0.8) (19.4)
– Ongoing rehabilitation expenditure
(11.6)
(0.4)
(12.0)
(9.3) – (9.3)
– Other operating income/(costs)
including care and maintenance costs
0.5
(5.7)
(5.2)
– (7.0) (7.0)
– Deferred tax
(7.7)
(0.6)
(8.3)
(4.0) 0.1 (3.9)
Proﬁt/(loss) for the period
51.3
(33.2)
18.1                   39.2                (42.0)
(2.8)
Operational performance
Ore milled
Metric (000’t)
12 835
    11 591
Imperial (000’t)
14 148
    12 775
Yield
Metric (g/t)
0.176
   0.196
Imperial (oz/t)
0.005
    0.006
Gold produced
Metric (kg)
2 253
    2 271
Imperial (oz)
72 436
     73 015
Cash operating costs
(R/t)
75
     73
(US$/t)
5
    6

REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2015
Six months to 31 Dec 2015
Six months to 31 Dec 2014
Ergo
Corporate
ofﬁce
and other
reconciling
items
Total
Ergo
Corporate
ofﬁce
and other
reconciling
items Total
R’000
R’000
R’000
R’000 R’000 R’000
Reconciliation of all-in sustaining cost
Cash operating costs
(967.1)
(840.5)
Movement in gold in process
2.4
(10.9)
Administration expenses and general
costs
(38.6)
(31.2)
Other operating income / (costs)
excluding care and maintenance costs
0.5
–
Movement in provision for
environmental rehabilitation
(0.9)
(4.0)
Unwinding of provision for
environmental rehabilitation
(21.5)
(19.4)
Capital expenditure (sustaining)
(60.5)
(51.0)
All-in sustaining costs
(1 085.7)
(957.0)
Retrenchment costs
–
(6.3)
Care and maintenance costs
(5.7)
(7.0)
Ongoing rehabilitation expenditure
(12.0)
(9.3)
Capital expenditure (non-sustaining)
–
2.8
All in costs
  (1 103.4)
 (976.8)
Cash operating costs
   429 271
   370 101
Cash operating costs
 982
  1 048
All-in sustaining costs
   481 878
   421 497
All-in sustaining costs
  1 104
  1 194
All-in cost
  489 721
   430 166
All-in cost
  1 122
   1 218
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.
There has been no material change to the technical information relating to, inter alia, the Group’s reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company’s annual reports of 30
June 2015 and subsequent public announcements. The technical information referred to in this report has been reviewed by Gary Viljoen (PLATO), an independent contractor of DRDGOLD. He approved this information in writing before the publication of the report.
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in
DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2015, which we ﬁled with the United States Securities and Exchange Commission on 30 October 2015 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD’s auditors.
RESULTS
The condensed consolidated interim ﬁnancial statements of DRDGOLD for the six months ended 31 December 2015 are available on the
DRDGOLD website as well as at the Company’s Registered Ofﬁce.
R per kg
US$ per oz
R per kg
US$ per oz
R per kg
US$ per oz

DRDGOLD LIMITED

DRDGOLD LIMITED
12
DIRECTORS (*British) (**American)
Executives: DJ Pretorius (Chief Executive Ofﬁcer), AJ Davel (Chief Financial Ofﬁcer)
Independent non-executives: GC Campbell* (Non-Executive Chairman), EA Jeneker,
J Turk **, JA Holtzhausen
Company Secretary: TJ Gwebu – resigned effective 31 December 2015
Sponsor: One Capital
FOR FURTHER INFORMATION,
CONTACT NIËL PRETORIUS AT:
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com
Off Crownwood Road, Crown Mines 2092
PO Box 390, Maraisburg, 1700, South Africa